November 22, 2021

VIA EDGAR

Ms. Sumeera Younis
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Guggenheim Active Allocation Fund (File Nos. 333-256687; 811-23702) (the “Trust” or the “Registrant”)

Dear Ms. Younis:

On behalf of the Registrant, we wish to respond by this letter to the comment of the U.S. Securities and Exchange Commission (“SEC”) staff conveyed via telephone to Julien Bourgeois and James Catano of Dechert LLP on November 10, 2021, regarding Pre-Effective Amendment No. 2 under the Securities Act of 1933 and Amendment No. 2 under the U.S. Investment Company Act of 1940 (the “1940 Act”) to the Registrant’s registration statement filed on Form N-2.  Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted. A summary of the SEC staff’s comment, followed by the response of the Registrant, is set forth below.

Comment 1:
The Trust discloses in the Registration Statement that, following the consummation of an Eligible Tender Offer, the Board may, by a Board Action Vote, eliminate the Dissolution Date without shareholder approval and provide for the Trust’s perpetual existence.  The Trust also discloses that a Board Action Vote is based in part on the vote of “Continuing Trustees.”  Please explain supplementally your basis for concluding that this voting provision is consistent with Sections 10 and 18 of the 1940 Act.

Response:	For the reasons summarized below, it is the Registrant’s position that this voting provision does not intersect with Sections 10 and 18 of the 1940 Act.

Section 10 of the 1940 Act, in pertinent part, regulates the composition of a registered investment company’s board of directors, primarily focused on the independence of such directors.  Section 18 of the 1940 Act, in pertinent part, provides that common stock issued by a registered management company must “be a voting stock and have equal voting rights with every other outstanding voting stock[.]”

The Agreement and Declaration of Trust of the Registrant (“Declaration of Trust”), states that, following the consummation of an Eligible Tender Offer, the Board may, by a Board Action Vote based in part on the vote of the “Continuing Trustees,” eliminate the Dissolution Date without shareholder approval and provide for the Registrant’s perpetual existence.  The term “Continuing Trustee” means a Trustee who either (a) has been a member of the Board of Trustees for a period of at least thirty-six months (or since the commencement of the Registrant’s operations, if fewer than thirty-six months) or (b) was nominated to serve as a member of the Board of Trustees, or designated as a Continuing Trustee, by a majority of the Continuing Trustees then members of the Board of Trustees.

This provision of the Declaration of Trust with respect to Continuing Trustees does not impact the composition of the Registrant’s Board of Trustees in conflict with Section 10 because the Registrant’s Board of Trustees, including its Continuing Trustees, is subject to the applicable independence and board composition requirements under the 1940 Act, including those of Section 10(a), and rules thereunder.  A Trustee’s status as a Continuing Trustee does not make that Trustee an “interested person” of the Registrant.  Similarly, this provision does not contradict the express language of Section 18 because this provision does not impact the voting rights of the common shares of the Registrant (i.e., the common shares have “equal voting rights” within the meaning of Section 18(i) of the 1940 Act).  Further, a “voting security,” as defined in Section 2(a)(42) of the 1940 Act, entitles the owner or holder thereof to vote for the election of directors of a company.   The Registrant’s shareholders can vote their shares for the Registrant’s Trustees, consistent with the requirements of Section 18(i).

As the SEC Staff has acknowledged in our discussion, many registered closed-end funds that were established for a limited term have included similar or identical voting provisions that allow the board to approve the perpetual existence of the fund based on a vote of such fund’s “Continuing Trustees” and no similar comment has been made, to our knowledge, by the SEC Staff or shareholders of these closed-end funds in  the past.

The Registrant remains available to discuss this industry practice further with the SEC Staff after the close of the Registrant’s initial public offering.

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Please call the undersigned or Julien Bourgeois at Dechert LLP at 202.261.3451 or Allison Fumai at Dechert LLP at 212.698.3526 with any questions or comments regarding this letter, or if they may assist you in any way.

Sincerely,

/s/ Mark Mathiasen
Mark Mathiasen
Secretary